UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WEX Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
96208T 104
(CUSIP Number)

Robert B. Knauss

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

With a copy to:

David Leinwand

Matthew P. Salerno

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96208T 104

1.	Names of Reporting Persons Mustang HoldCo 1 LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO±
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person OO

± The information set forth in Item 3 is incorporated herein by reference.

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of common stock, $0.01 par value per share (“Common Stock”), of WEX Inc. (“WEX”) outstanding as of April 22, 2016, according to information set forth in WEX’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2016 (“FY16 Q1 10Q”), and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Unit Purchase Agreement, dated October 18, 2015, by and among WEX, Mustang HoldCo 1 LLC, Warburg Pincus Private Equity (E&P) XI - B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus XI (E&P) Partners - B, L.P., Warburg Pincus (E&P) XI, L.P., WP Mustang Topco LLC and Warburg Pincus Private Equity XI (Lexington), LLC (the “Purchase Agreement”).

3

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus Private Equity (Lexington) XI – A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

4

CUSIP No. 96208T 104

1.	Names of Reporting Persons WP (Lexington) Holdings II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

5

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus XI (Lexington) Partners – A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

6

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus XI (E&P) Partners - B, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO±
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person PN

± The information set forth in Item 3 is incorporated herein by reference.

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

7

CUSIP No. 96208T 104

1.	Names of Reporting Persons WP Mustang Co-Invest LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

8

CUSIP No. 96208T 104

1.	Names of Reporting Persons WP Mustang Co-Invest-B L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO±
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person PN

± The information set forth in Item 3 is incorporated herein by reference.

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

9

CUSIP No. 96208T 104

1.	Names of Reporting Persons WP Mustang Co-Invest-C L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO±
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person PN

± The information set forth in Item 3 is incorporated herein by reference.

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

10

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus (E&P) XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO±
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person PN

± The information set forth in Item 3 is incorporated herein by reference.

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

11

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus (E&P) XI LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

12

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus Partners (E&P) XI LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

13

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus Partners II (US), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

14

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus & Company US, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

15

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus (Bermuda) XI, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

16

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

17

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

18

CUSIP No. 96208T 104

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

19

CUSIP No. 96208T 104

1.	Names of Reporting Persons Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

20

CUSIP No. 96208T 104

1.	Names of Reporting Persons Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,011,672†
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,011,672†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,011,672†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 9.4%*
14.	Type Of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

* The calculation is based on (i) 38,699,048 shares of Common Stock of WEX outstanding as of April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q, and (ii) an additional 4,011,672 shares of Common Stock of WEX issued by WEX pursuant to the Purchase Agreement.

21

Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock of WEX, which has its principal executive office at 97 Darling Avenue, South Portland, Maine 04106.

Item 2. Identity and Background

(a) This Statement is being filed jointly on behalf of: (i) Mustang HoldCo 1 LLC, a Delaware limited liability company (“Mustang Holdco”); (ii) Warburg Pincus Private Equity (Lexington) XI – A, L.P., a Delaware limited partnership (“WP XI Lexington-A”); (iii) WP (Lexington) Holdings II, L.P., a Delaware limited partnership (“WP Lexington II”); (iv) Warburg Pincus XI (Lexington) Partners – A, L.P., a Delaware limited partnership (“WP XI Lexington Partners-A”); (v) Warburg Pincus XI (E&P) Partners – B, L.P., a Delaware limited partnership (“WP XI E&P Partners-B”); (vi) WP Mustang Co-Invest LLC, a Delaware limited liability company (“WP Co-Invest LLC”); (vii) WP Mustang Co-Invest-B L.P., a Delaware limited partnership (“WP Co-Invest-B”); (viii) WP Mustang Co-Invest-C L.P., a Delaware limited partnership (“WP Co-Invest-C”); (ix) Warburg Pincus (E&P) XI, L.P., a Delaware limited partnership (“WP E&P XI GP”); (x) Warburg Pincus (E&P) XI LLC, a Delaware limited liability company (“WP E&P XI LLC”); (xi) Warburg Pincus Partners (E&P) XI LLC, a Delaware limited liability company (“WPP E&P XI”); (xii) Warburg Pincus Partners II (US), L.P., a Delaware limited partnership (“WPP II US”); (xiii) Warburg Pincus & Company US, LLC, a New York limited liability company (“WP & Company US”); (xiv) Warburg Pincus (Bermuda) XI, Ltd., a Bermuda exempted company (“WP Bermuda XI”); (xv) Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”); (xvi) Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”); (xvii) Warburg Pincus LLC, a New York limited liability company (“WP LLC”); and (xviii) Messrs. Charles R. Kaye and Joseph P. Landy (each of the foregoing entities and individuals in clauses (i) through (xviii), a “Reporting Person,” and, collectively, the “Warburg Pincus Reporting Persons”). The agreement among the Warburg Pincus Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 99.1.

As of the date hereof, Mustang Holdco is the record holder of all of the shares of Common Stock of WEX reported on this Statement. WP XI Lexington-A, WP Lexington II, WP XI Lexington Partners-A, WP XI E&P Partners-B, WP Co-Invest LLC, WP Co-Invest-B and WP Co-Invest-C (together, the “Mustang Holdco Members”) are each members of Mustang Holdco and collectively have the right to appoint a majority of the Board of Directors of Mustang Holdco. WP E&P XI GP is (i) the general partner of WP XI Lexington-A, WP Lexington II, WP XI Lexington Partners-A, and WP XI E&P Partners-B, and (ii) the managing member of WP Co-Invest LLC. WP E&P XI LLC is the general partner of WP E&P XI GP. WPP E&P XI is the sole member of WP E&P XI LLC. WPP II US is the managing member of WPP E&P XI. WP & Company US is the general partner of WPP II US. WP Bermuda XI is the general partner of WP Co-Invest-B and WP Co-Invest-C. WPP II Cayman is the sole shareholder of WP Bermuda XI. WP Bermuda GP is the general partner of WPP II Cayman. WP LLC is the manager of WP XI Lexington-A, WP Lexington II, WP XI Lexington Partners-A, and WP XI E&P Partners-B. Messrs. Charles R. Kaye and Joseph P. Landy are (i) the Managing Members of WP & Company US, (ii) the Co-Chairmen and sole Directors of WP Bermuda GP, and (iii) the Managing Members and Co-Chief Executive Officers of WP LLC, and, as such, may be deemed to control Mustang Holdco, the Mustang Holdco Members, WP E&P XI GP, WP E&P XI LLC, WPP E&P XI, WPP II US, WP & Company US, WP Bermuda XI, WPP II Cayman, WP Bermuda GP, and WP LLC.

(b) The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. In addition, the registered address of (i) WP Bermuda XI and WP Bermuda GP is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda, and (ii) WPP Cayman II is c/o Intertrust Corporate Services (Cayman)

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Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The directors and the executive officers of Mustang Holdco are set forth in Schedule I hereto, which is incorporated herein by reference. Except as otherwise set forth in Schedule I, the business addresses of the persons set forth on Schedule I is also c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

(c) The principal business of Mustang Holdco and the Mustang Holdco Members is making investments and engaging in other matters incidental thereto. Furthermore, the principal occupation of each of the directors and executive officers of Mustang Holdco is set forth on Schedule I hereto, which is incorporated herein by reference. The principal business of WP E&P XI GP is acting as (i) the general partner of certain entities, including WP XI Lexington-A, WP Lexington II, WP XI Lexington Partners-A, and WP XI E&P Partners-B, and (ii) the managing member of WP Co-Invest LLC. The principal business of WP E&P XI LLC is acting as the general partner of WP E&P XI GP. The principal business of WPP E&P XI is acting as the sole member of WP E&P XI LLC. The principal business of WPP II US is acting as the managing member of WPP E&P XI. The principal business of WP & Company US is acting as the general partner of WPP II US. The principal business of WP Bermuda XI is acting as the general partner of certain entities, including WP Co-Invest-B and WP Co-Invest-C. The principal business of WPP II Cayman is acting as a shareholder, managing member or general partner of certain entities, including as the sole shareholder of  WP Bermuda XI. The principal business of WP Bermuda GP is acting as the general partner of WPP II Cayman. The principal business of WP LLC is acting as the manager of certain private equity funds, including WP XI Lexington-A, WP XI Lexington Partners-A, and WP XI E&P Partners-B, as well as certain other limited partnerships, including WP Lexington II. Messrs. Kaye and Landy are (i) the Managing Members of WP & Company US, (ii) the Co-Chairmen and sole Directors of WP Bermuda GP, and (iii) the Managing Members and Co-Chief Executive Officers of WP LLC.

(d) During the last five years, none of the Warburg Pincus Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, to the knowledge of the Warburg Pincus Reporting Persons, have any of the directors or executive officers named on Schedule I.

(e) During the last five years, none of the Warburg Pincus Reporting Persons nor, to the knowledge of the Warburg Pincus Reporting Persons, any of the directors or executive officers named on Schedule I, has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Kaye and Landy are citizens of the United States of America, and, except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, on October 18, 2015, (i) WEX, (ii) Mustang Holdco, (iii) WP Co-Invest-B, WP Co-Invest-C, WP XI E&P Partners-B, WP E&P XI GP, Warburg Pincus Private Equity (E&P) XI – B, L.P., a Delaware limited partnership, Warburg Pincus Private Equity XI-C, L.P., a Cayman Islands exempted limited partnership, WP XI Partners, L.P., a Delaware limited partnership, Warburg Pincus Private Equity XI-B, L.P., a Delaware limited partnership (the entities listed in clause (ii) and this clause (iii), collectively, the “Sellers”), (iv) WP Mustang Topco LLC, a Delaware limited liability company (“Mustang Topco”), and (v) Warburg Pincus Private Equity XI (Lexington), LLC, a Delaware limited liability company (“WP Blocker”), entered into a Unit Purchase Agreement (the “Purchase Agreement”), under which WEX agreed to purchase Mustang Topco and WP Blocker from the Sellers (the “Acquisition”). Pursuant to the Purchase Agreement, on July 1, 2016, WEX acquired all of the outstanding membership interests of Mustang Topco and WP Blocker from the Sellers for an aggregate purchase price comprised of $1.1 billion in cash, subject to working capital and other adjustments as set

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forth in the Purchase Agreement, and 4,011,672 shares of Common Stock of WEX, as described in the Purchase Agreement.

References to and descriptions of the Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement attached hereto as Exhibit 1 and incorporated herein by this reference.

Item 4. Purpose of Transaction

The Sellers acquired 4,011,672 shares of Common Stock of WEX in partial consideration for the sale of Mustang Topco and WP Blocker in the Acquisition and, following consummation of the Acquisition, certain of the Sellers contributed their shares of Common Stock of WEX to Mustang Holdco in exchange for units of that entity. The Warburg Pincus Reporting Persons beneficially own the Common Stock of WEX as an investment. Subject to the limitations described below in this Item 4, the Warburg Pincus Reporting Persons from time to time may decide to increase or decrease their investment in WEX through transfers of shares of Common Stock of WEX or other capital stock of WEX in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and trading volume of shares of Common Stock of WEX, subsequent developments affecting WEX, WEX’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors the Warburg Pincus Reporting Persons consider relevant. Pursuant to the Purchase Agreement, James C. Neary, was also appointed to Class II of WEX’s board of directors (the “Board”) and the Compensation Committee thereof, effective as of July 5, 2016.

The information set forth in Item 3 of this Statement is hereby incorporated by reference in this Item 4.

The Investor Rights Agreement

As a condition to the closing of the Acquisition, on July 1, 2016, WEX, the Sellers, WP Lexington II, WP XI Lexington-A, WP XI Lexington Partners-A, WP Co-Invest LLC, and certain other members of Mustang Holdco entered into an investor rights agreement (the “Investor Rights Agreement”). The Investor Rights Agreement sets forth certain agreements, including with respect to governance matters, the exercise of registration rights, transfer restrictions, standstill restrictions and certain other matters.

The following is a description of the material terms of the Investor Rights Agreement:

Board Representation. Pursuant to the Purchase Agreement and under the terms of the Investor Rights Agreement, WEX is obligated to cause one representative designated by the Sellers and certain affiliates of WP LLC to whom the Sellers have transferred their shares in accordance with the terms of the Investor Rights Agreement (“WP”), subject to certain qualifications, to be appointed to Class II of the Board (any such director designated by WP, a “WP Representative”) and as a member of the Compensation Committee or the Corporate Governance Committee, as agreed by WEX and WP in good faith. At each meeting of the stockholders of WEX at which directors of WEX are to be elected and at which the WP Representative’s term expires, the Board will nominate and recommend for election one WP Representative and will use its reasonable best efforts to cause such WP Representative to be elected as a director. Upon the vacancy of a WP Representative, the Board will appoint another WP Representative to fill such vacancy. The WP Representative will have the right to the same compensation, indemnification, advancement of expenses, insurance coverage, reimbursement and other perquisites as other directors and will have customary rights to information and notice as other directors. The WP Representative will resign and WEX’s obligations with respect to the appointment and nomination such WP Representative will terminate when the Board, by majority vote, requests the resignation of such WP Representative and the shares of Common Stock of WEX, beneficially owned by WP, have had a market value of less than $200 million for 20 consecutive trading days (the “Standstill Termination Date”).

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Registration Rights. The Investor Rights Agreement provides WP with certain demand registration rights, including shelf registration rights, in respect of the Common Stock of WEX held by them, subject to certain conditions. In addition, WP has piggyback rights with respect to certain registrations of Common Stock of WEX. WEX is required to pay the expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of Common Stock of WEX pursuant to the Investor Rights Agreement.

Transfer Restrictions. The Investor Rights Agreement prohibits any transfers of (x) any shares of Common Stock of WEX acquired pursuant to the Purchase Agreement and held by WP until December 28, 2016 and (y) more than one-third of such shares of Common Stock of WEX until July 1, 2017, except, in both cases, transfers (i) to certain permitted transferees, (ii) to another party pursuant to a tender offer, exchange offer, merger, consolidation or other similar transaction recommended by the Board to the stockholders of WEX or (iii) in connection with any merger, business combination or mandatory share exchange approved by the stockholders of WEX, subject to certain conditions and exceptions. Parties to the Investor Rights Agreement also agreed not to transfer any shares of Common Stock of WEX for a certain period of time in connection with certain offerings of equity securities of WEX.

Standstill Restrictions. The Investor Rights Agreement provides that, subject to certain exceptions, from July 1, 2016 until the Standstill Termination Date or earlier material breach by WEX of any of its obligations under the Investor Rights Agreement, WP and WP LLC may not (without WEX’s prior written consent) (1) acquire beneficial ownership of any shares of Common Stock of WEX if, after such acquisition, WP LLC, WP and certain of their respective affiliates would beneficially own, in the aggregate, a number of shares of Common Stock of WEX equal to ten percent (10%) or more of the number of outstanding shares of Common Stock of WEX; (2) make or participate, directly or indirectly, in any solicitation of proxies or otherwise seek to advise or influence any person or entity (other than a permitted transferee of WP) with respect to the voting of any voting securities of WEX; (3) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act (other than with other permitted transferees of WP) with respect to any voting securities of WEX; and (4) publicly disclose any intention, plan or arrangement that is prohibited by or inconsistent with the foregoing.

The foregoing summary of the Investor Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, attached hereto as Exhibit 2, and incorporated herein by reference. The disclosure set forth in Item 3 above is incorporated herein by reference.

Additional Disclosure

Except as otherwise set forth herein, none of the Warburg Pincus Reporting Persons nor, to their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Subject to the terms of the Investor Rights Agreement, the Warburg Pincus Reporting Persons reserve the right to formulate other plans or make proposals which relate to or would result in a transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to WEX, and take action in connection therewith, including a disposition of all or a portion of their investment in WEX. Subject to the terms of the Investor Rights Agreement, the Warburg Pincus Reporting Persons may, at any time, reconsider and change their plans or proposals relating to the foregoing with respect to WEX.

Item 5. Interest in Securities of the Issuer

(a) As of July 1, 2016, Mustang Holdco may be deemed to beneficially own 4,011,672 shares of Common Stock of WEX. Such number represents approximately 9.4% of the outstanding shares of Common Stock of WEX (based on 38,699,048 shares of Common Stock of WEX outstanding as of

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April 22, 2016, according to information set forth in WEX’s FY16 Q1 10Q and an additional 4,011,672 shares of Common Stock of WEX issued pursuant to the Purchase Agreement).

Due to their respective relationships with Mustang Holdco and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 4,011,672 shares of Common Stock of WEX. Each of the Mustang Holdco Members, WP E&P XI GP, WP E&P XI LLC, WPP E&P XI, WPP II US, WP & Company US, WP Bermuda XI, WPP II Cayman, WP Bermuda GP, WP LLC and the individuals listed on Schedule I hereto disclaims beneficial ownership of the shares of Common Stock of WEX in which Mustang Holdco has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock of WEX in which Mustang Holdco has beneficial ownership.

(b) See Item 5(a) above.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into an agreement on July 11, 2016, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of WEX.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.	Unit Purchase Agreement, dated October 18, 2015, by and among WEX Inc., Mustang HoldCo 1 LLC, Warburg Pincus Private Equity (E&P) XI - B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus XI (E&P) Partners-B, L.P., Warburg Pincus (E&P) XI, L.P., WP Mustang Topco LLC and Warburg Pincus Private Equity XI (Lexington), LLC (incorporated by reference to Exhibit 2.1 to WEX’s Current Report on Form 8-K, filed with the SEC on October 19, 2015, File No. 001-32426).
2.	Investor Rights Agreement, dated as of July 1, 2016, by and among Warburg Pincus Private Equity (E&P) XI – B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus XI (E&P) Partners – B, L.P., Warburg Pincus (E&P) XI, L.P., Mustang HoldCo 1 LLC, WP (Lexington) Holdings II, L.P., Warburg Pincus Private Equity (Lexington) XI – A, L.P., Warburg Pincus XI (Lexington) Partners – A, L.P., WP Mustang Co-Invest LLC, the investors listed on Schedule A thereto, and WEX Inc. (incorporated by reference to Exhibit 10.1 to WEX’s Current Report on Form 8-K, filed 27 with the SEC on July 1, 2016, File No. 001-32426).
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99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of July 11, 2016, by and among Mustang HoldCo 1 LLC, Warburg Pincus Private Equity (Lexington) XI – A, L.P., WP (Lexington) Holdings II, L.P., Warburg Pincus XI (Lexington) Partners – A, L.P., Warburg Pincus XI (E&P) Partners – B, L.P., WP Mustang Co-Invest LLC, WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus (E&P) XI, L.P., Warburg Pincus (E&P) XI LLC, Warburg Pincus Partners (E&P) XI LLC, Warburg Pincus Partners II (US), L.P., Warburg Pincus & Company US, LLC, Warburg Pincus (Bermuda) XI, Ltd., Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.
99.2	Power of Attorney, given by Warburg Pincus & Company, US LLC, Charles R. Kaye and Joseph P. Landy.
99.3	Power of Attorney, given by Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	July 11, 2016

MUSTANG HOLDCO 1 LLC

By: /s/ Stephanie Geveda

Name: Stephanie Geveda

Title: Vice President

Warburg Pincus Private Equity (Lexington) XI – A, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

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WP (Lexington) Holdings II, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus Xi (Lexington) Partners – A, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

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Warburg Pincus XI (E&P) Partners – B, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

WP Mustang Co-Invest LLC

By: Warburg Pincus (E&P) XI, L.P., its managing member

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

WP Mustang Co-Invest-B L.P.

By: Warburg Pincus (Bermuda) XI, Ltd., its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

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WP Mustang Co-Invest-C L.P.

By: Warburg Pincus (Bermuda) XI, Ltd., its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

WARBURG PINCUS (E&P) XI, L.P.

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus (E&P) XI LLC

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

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WARBURG PINCUS PARTNERS (E&P) XI LLC

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus Partners II (US), L.P.

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus & Company US, LLC

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Attorney-in-Fact*

Warburg Pincus (Bermuda) XI, Ltd.

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

Warburg Pincus Partners II (Cayman), L.P.

By: Warburg Pincus (Bermuda) Private Equity GP

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

* The Power of Attorney given by Warburg Pincus & Company US, LLC is filed as Exhibit 99.2 hereto.

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warburg pincus (bermuda) Private Equity GP

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

Warburg Pincus LLC

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Attorney-in-Fact**

CHARLES R. KAYE

By: /s/ Robert B. Knauss

Name: Charles R. Kaye

By: Robert B. Knauss, Attorney-in-Fact***

JOSEPH P. LANDY

By: /s/ Robert B. Knauss

Name: Joseph P. Landy

By: Robert B. Knauss, Attorney-in-Fact***

** The Power of Attorney given by Warburg Pincus LLC is filed as Exhibit 99.3 hereto.

*** The Power of Attorney given by each of Mr. Kaye and Mr. Landy are filed as Exhibit 99.3 and 99.3 hereto.

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INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits
1.	Unit Purchase Agreement, dated October 18, 2015, by and among WEX Inc., Mustang HoldCo 1 LLC, Warburg Pincus Private Equity (E&P) XI - B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus XI (E&P) Partners-B, L.P., Warburg Pincus (E&P) XI, L.P., WP Mustang Topco LLC and Warburg Pincus Private Equity XI (Lexington), LLC (incorporated by reference to Exhibit 2.1 to WEX’s Current Report on Form 8-K, filed with the SEC on October 19, 2015, File No. 001-32426).
2.	Investor Rights Agreement, dated as of July 1, 2016, by and among Warburg Pincus Private Equity (E&P) XI – B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus XI (E&P) Partners – B, L.P., Warburg Pincus (E&P) XI, L.P., Mustang HoldCo 1 LLC, WP (Lexington) Holdings II, L.P., Warburg Pincus Private Equity (Lexington) XI – A, L.P., Warburg Pincus XI (Lexington) Partners – A, L.P., WP Mustang Co-Invest LLC, the investors listed on Schedule A thereto, and WEX Inc. (incorporated by reference to Exhibit 10.1 to WEX’s Current Report on Form 8-K, filed with the SEC on July 1, 2016, File No. 001-32426).
99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of July 11, 2016, by and among Mustang HoldCo 1 LLC, Warburg Pincus Private Equity (Lexington) XI – A, L.P., WP (Lexington) Holdings II, L.P., Warburg Pincus XI (Lexington) Partners – A, L.P., Warburg Pincus XI (E&P) Partners – B, L.P., WP Mustang Co-Invest LLC, WP Mustang Co-Invest-B L.P., WP Mustang Co-Invest-C L.P., Warburg Pincus (E&P) XI, L.P., Warburg Pincus (E&P) XI LLC, Warburg Pincus Partners (E&P) XI LLC, Warburg Pincus Partners II (US), L.P., Warburg Pincus & Company US, LLC, Warburg Pincus (Bermuda) XI, Ltd., Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.
99.2	Power of Attorney, given by Warburg Pincus & Company, US LLC, Charles R. Kaye and Joseph P. Landy.
99.3	Power of Attorney, given by Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.
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SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the directors of Mustang HoldCo 1 LLC (“Mustang Holdco”) and members and managing directors of Warburg Pincus LLC (“WP LLC”). Except as otherwise indicated, the business address of each such person is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States. All the directors of Mustang Holdco and members and managing directors of WP LLC listed on this Schedule I are United States citizens except as otherwise noted below.

NAME	PRESENT PRINCIPAL OCCUPATION AND POSITION WITH RELEVANT ENTITIES	PRESENT BUSINESS ADDRESS
James C. Neary	Managing Director of Warburg Pincus LLC and Director of Mustang Holdco.
Adarsh Sarma	Managing Director of Warburg Pincus LLC and Director of Mustang Holdco
Stephanie Geveda	Managing Director of Warburg Pincus LLC and Director of Mustang Holdco
Brian Chang	Principal of Warburg Pincus LLC and Director of Mustang Holdco
Edward Labry	Self-employed at the Labry Companies and Director of Mustang Holdco.	6750 Poplar Avenue, Suite 512, Memphis, Tennessee 38138
Gary Krow	Consultant and Director of Mustang Holdco.	4153 Newton Avenue, Dallas, Texas 75219
Scott Phillips	Senior Vice President and General Manager of Electronic Funds Source LLC and Director of Mustang Holdco.	3100 West End Avenue, Suite 1150, Nashville, Tennessee 37203
Jonas Agesand (1)	Member and Managing Director of WP LLC
Jacques Aigrain (2)	Member and Senior Advisor of WP LLC
Gregory C. Baecher	Member and Managing Director of WP LLC
Bo Bai	Member and Managing Director of WP LLC
David Barr	Member and Managing Director of WP LLC
Simon Begg (3)	Member and Managing Director of WP LLC
Mark Begor	Member and Managing Director of WP LLC
Alain J.P. Belda	Member and Managing Director of WP LLC
Alexander Berzofsky	Member and Managing Director of WP LLC
Paul Best (3)	Member and Managing Director of WP LLC
Damon Beyer	Member and Managing Director of WP LLC
Peder Bratt (3)	Member and Managing Director of WP LLC
Anthony Robert Buonanno	Member and Managing Director of WP LLC
Sean D. Carney	Member and Managing Director of WP LLC

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Julian Cheng (4)	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC
Timothy J. Curt	Managing Director of WP LLC
Cary J. Davis	Member and Managing Director of WP LLC
Yi Ding (5)	Member and Managing Director of WP LLC
Simon Eyers (3)	Member and Managing Director of WP LLC
Min Fang (5)	Member and Managing Director of WP LLC
Max Fowinkel (6)	Member and Managing Director of WP LLC
Joseph Gagnon	Member and Managing Director of WP LLC
Timothy F. Geithner	Member, Managing Director and President of WP LLC
Stephanie Geveda	Member and Managing Director of WP LLC
Steven G. Glenn	Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC
Michael Graff	Member and Managing Director of WP LLC
Christopher Gunther	Member and Managing Director of WP LLC
Patrick T. Hackett	Member and Managing Director of WP LLC
Fred Hassan	Member and Senior Advisor of WP LLC
William Blake Holden	Member and Managing Director of WP LLC
Edward Y. Huang	Member and Managing Director of WP LLC
In Seon Hwang	Member and Managing Director of WP LLC
William H. Janeway	Member and Senior Advisor of WP LLC
Kenneth I. Juster	Member and Managing Director of WP LLC
Peter R. Kagan	Member and Managing Director of WP LLC
Charles R. Kaye	Managing Member and Co-Chief Executive Officer of WP LLC
Robert B. Knauss	Member and Managing Director of WP LLC
David B. Krieger	Member and Managing Director of WP LLC
Rajveer Kushwaha	Member and Managing Director of WP LLC
Joseph P. Landy	Managing Member and Co-Chief Executive Officer of WP LLC
James Levy	Member and Managing Director of WP LLC
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Vishal Mahadevia	Member and Managing Director of WP LLC
Niten Malhan (7)	Member and Managing Director of WP LLC
Frank Marinaro	Member and Managing Director of WP LLC
Harsha Marti	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC
Vishnu Menon	Member and Managing Director of WP LLC
Piero Minardi (8)	Member and Managing Director of WP LLC
Nitin Nayar	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC
Hoi Ying Ng (4)	Member and Managing Director of WP LLC
René Obermann (6)	Member and Managing Director of WP LLC
Narendra Ostawal (7)	Member and Managing Director of WP LLC
Jeffrey Perlman	Member and Managing Director of WP LLC
Chandler Reedy	Member and Managing Director of WP LLC
John Rowan	Member and Managing Director of WP LLC
Justin L. Sadrian	Member and Managing Director of WP LLC
Anish Saraf (7)	Member and Managing Director of WP LLC
Adarsh Sarma	Member and Managing Director of WP LLC
Viraj Sawhney (7)	Member and Managing Director of WP LLC
Joseph C. Schull (9)	Member and Managing Director of WP LLC
John W. Shearburn	Member and Managing Director of WP LLC
Ashutosh Somani	Member and Managing Director of WP LLC
David Sreter	Member and Managing Director of WP LLC
Biddanda N. Thimmaya (7)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC
Somit Varma	Member and Managing Director of WP LLC
Zhen Wei (4)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC
Langlang Zhou (5)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC

(1)	Citizen of Sweden
(2)	Citizen of France
(3)	Citizen of United Kingdom
(4)	Citizen of Hong Kong
(5)	Citizen of China
(6)	Citizen of Germany
(7)	Citizen of India
(8)	Citizen of Italy
(9)	Citizen of Canada

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JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Statement on Schedule 13D, including any amendments thereto. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date: July 11, 2016

MUSTANG HOLDCO 1 LLC

By: /s/ Stephanie Geveda

Name: Stephanie Geveda

Title:   Vice President

Warburg Pincus Private Equity (Lexington) XI – A, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

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WP (Lexington) Holdings II, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus Xi (Lexington) Partners – A, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

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Warburg Pincus XI (E&P) Partners – B, L.P.

By: Warburg Pincus (E&P) XI, L.P., its general partner

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

WP Mustang Co-Invest LLC

By: Warburg Pincus (E&P) XI, L.P., its managing member

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

WP Mustang Co-Invest-B L.P.

By: Warburg Pincus (Bermuda) XI, Ltd., its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

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WP Mustang Co-Invest-C L.P.

By: Warburg Pincus (Bermuda) XI, Ltd., its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

WARBURG PINCUS (E&P) XI, L.P.

By: Warburg Pincus (E&P) XI LLC, its general partner

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus (E&P) XI LLC

By: Warburg Pincus Partners (E&P) XI LLC, its sole member

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

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WARBURG PINCUS PARTNERS (E&P) XI LLC

By: Warburg Pincus Partners II (US), L.P., its managing member

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus Partners II (US), L.P.

By: Warburg Pincus & Company US, LLC, its general partner

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorized Signatory

Warburg Pincus & Company US, LLC

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Attorney-in-Fact*

Warburg Pincus (Bermuda) XI, Ltd.

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

Warburg Pincus Partners II (Cayman), L.P.

By: Warburg Pincus (Bermuda) Private Equity GP

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

* The Power of Attorney given by Warburg Pincus & Company US, LLC is filed as Exhibit 99.2 hereto.

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warburg pincus (bermuda) Private Equity GP

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Authorised Signatory

Warburg Pincus LLC

By: /s/ Robert B. Knauss

Name: Robert B. Knauss

Title: Attorney-in-Fact**

CHARLES R. KAYE

By: /s/ Robert B. Knauss

Name: Charles R. Kaye

By: Robert B. Knauss, Attorney-in-Fact***

JOSEPH P. LANDY

By: /s/ Robert B. Knauss

Name: Joseph P. Landy

By: Robert B. Knauss, Attorney-in-Fact***

** The Power of Attorney given by Warburg Pincus LLC is filed as Exhibit 99.3 hereto.

*** The Power of Attorney given by each of Mr. Kaye and Mr. Landy are filed as Exhibit 99.3 and 99.3 hereto.

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